MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

November 25, 2005

3.	News Release

A news release dated November 25, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on November 25, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On November 25, 2005, TransGlobe announced well results and an operations update on the Tasour Field on Block 32 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

November 25, 2005

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
 YEMEN OPERATIONS UPDATE

TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta, Friday, November 25, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces well results and an operations update on the Tasour Field on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Balan #1 exploration well was abandoned after failing to test any hydrocarbons from the Saar or Basement zones. The well is located approximately 11 kilometers northwest of the Tasour field. The rig will now move to an adjacent non-owned block. Another rig is planned to start drilling a water injection well in the Tasour field (Tasour #20) in early December. This will be followed by another exploration location at Godah #1 (formerly North Hemiar). The Godah #1 well location is approximately seven kilometers east of the Tasour field and will test for a potential oil accumulation in the Qishn sandstones.

The Tasour #19 well workover to repair the cement bond was successful and the well was placed back on production on November 18th at a rate of approximately 1,000 Bopd. The Tasour field is currently producing in excess of 12,000 Bopd (1,657 Bopd to TransGlobe) and is expected to maintain this rate for the balance of 2005.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & CEO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com